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                                                             Exhibit 99.(a)(6)

FOR IMMEDIATE RELEASE
June 19, 2001

Contact:          Eggert Dagbjartsson
                  Equity Resources Group, Inc.
                  14 Story Street
                  Cambridge, Massachusetts 02138

Telephone:        (617) 876-4800

FOR IMMEDIATE RELEASE

         Equity Resource Lexington Fund Limited Partnership announced today that it has increased the purchase price of its tender offer to purchase up to 2,362 units of limited partnership interests, or LP Units, in Urban Improvement Fund Limited 1973 to $225 per unit in cash. The terms of the increased offer are otherwise identical to the terms of the original offer made to holders of LP Units on June 7, 2001.